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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.9
Global Axcess Corp.

(Name of Issuer)
Common

(Title of Class of Securities)
0-17874
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

IFT Financial Group, Inc.

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
8,775,000 shares

		(6)	Shared Voting Power

		(7)	Sole Dispositive Power
8,775,000 shares

		(8)	Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
8,775,000 shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
100%

(12)	Type of Reporting Person (See Instructions)
CO

ITEM 1.

(a)	Name of Issuer
Global Axcess Corp.

(b)	Address of Issuer's Principal Executive Offices
12348 High Bluff Dr. Ste. 200 San Diego, CA 92130

ITEM 2.

(a)	Name of Person Filing
IFT Financial Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence
110 West C St. Ste. 1901 San Diego CA 92101

(c)	Citizenship
Nevada

(d)	Title of Class of Securities
Common

(e)	CUSIP Number

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
8,775,000

(b)	Percent of class:

36.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
8,775,000

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of
8,775,000

	(iv)	Shared power to dispose or to direct the disposition of

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        IFT Financial Group, Inc. was dissolved in February 2002, and all assets, including Global Axcess Corp. stock was distributed to the shareholders pro-rata.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        IFT Financial Group, Inc. was dissolved in February 2002, and all assets including Global Axcess Corp. stock was distributed to the shareholders pro-rata. See attached dissolution.

ITEM 10. CERTIFICATION

        (a)    The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)    The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Richard Wray
Signature

Richard Wray, In-Charge of IFT Financial Group dissolution
Name/Title

DEAN HELLER Secretary of State	Certificate of Dissolution (PURSUANT TO NRS 78.580)	Office Use Only:
202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708
Important: Read attached instructions before completing

Certificate of Dissolution
For a Nevada Profit Corporation
Before or After Issuance of Stock and After Beginning of Business
(Pursuant to NRS 78.580)
-Remit in Duplicate-

1.	Name of corporation: IFT FINANCIAL GROUP, INC.
2.	The resolution to dissolve said corporation has been approved by the directors or both the directors and stockholders. The names and addresses of the president, secretary, treasurer and directors are:
	Name of president RICHARD WRAY
	STREET ADDRESS	CITY	STATE	ZIP
	3674 NEWCREST PT.	SAN DIEGO	CA	92130
	Name of secretary RICHARD WRAY
	STREET ADDRESS	CITY	STATE	ZIP
	3674 NEWCREST PT.	SAN DIEGO	CA	92130
	Name of treasurer RICHARD WRAY
	STREET ADDRESS	CITY	STATE	ZIP
	3674 NEWCREST PT.	SAN DIEGO	CA	92130
	Name of additional officer, if any
	STREET ADDRESS	CITY	STATE	ZIP
	Name of director RICHARD WRAY
	STREET ADDRESS	CITY	STATE	ZIP
	3674 NEWCREST PT.	SAN DIEGO	CA	92130
	Name of additional director, if any DAVID FANN
	STREET ADDRESS	CITY	STATE	ZIP
	12348 HIGH BLUFF DRIVE, SUITE 2000	SAN DIEGO	CA	92130
3.	Signatures (Required):
/s/ ILLEGIBLE President or Vice President	/s/ ILLEGIBLE Secretary or Assistant Secretary
Date 2/8/02	Date 2/8/02

FILING FEE:  $60.00

IMPORTANT:  Failure to include any of the above information and remit with the proper fees may cause this filing to be rejected.

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SIGNATURE
Certificate of Dissolution For a Nevada Profit Corporation Before or After Issuance of Stock and After Beginning of Business (Pursuant to NRS 78.580) -Remit in Duplicate
FILING FEE: $60.00